Filed Pursuant to Rule 433

Registration No. 333-180289

Dated September 30, 2014

FREE WRITING PROSPECTUS

(To Prospectus dated March 22, 2012 and

Prospectus Supplement dated March 22, 2012)

HSBC USA Inc.

Leveraged Participation Securities

}	Leveraged Participation Securities Linked to the Performance of the Deliverable Chinese Renminbi Relative to the U.S. Dollar

}	Maturity of approximately one year

}	At least 4.5x upside exposure to any positive return of the Reference Currency

}	Lose 5% of principal if the return of the Reference Currency is negative

}	All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Leveraged Participation Securities (each a “security,” and collectively, the “securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-15 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to “Risk Factors” beginning on page FWP-7 of this document and page S-3 of the accompanying prospectus supplement.

The Estimated Initial Value of the securities on the Pricing Date is expected to be between $970 and $985 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page FWP-4 and “Risk Factors” beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000
Total

1 HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-15 of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc.

Leveraged Participation Securities Linked to the Performance of the Deliverable Chinese Renminbi Relative to the U.S. Dollar

Indicative Terms*

Principal Amount	$1,000 per security
Reference Currency	The Deliverable Chinese Renminbi relative to the U.S. Dollar (“USDCNH”)
Term	Approximately one year
Upside Participation Rate	At least 450% (4.5x) exposure to any positive Reference Currency Return (to be determined on the Pricing Date).
Reference Currency Return	Initial Spot Rate – Final Spot Rate Initial Spot Rate
Payment at Maturity per Security

If the Reference Currency Return is greater than or equal to zero, you will receive:

$1,000 + [$1,000 × (Reference Currency Return × Upside Participation Rate)].

If the Reference Currency Return is less than zero, you will receive $950.

This means that if the Reference Currency Return is negative, you will lose 5% of your investment.

Spot Rate	The Spot Rate for the Deliverable Chinese Renminbi on each date of calculation will be the U.S. Dollar/Deliverable Chinese Renminbi exchange rate, expressed as the number of Deliverable Chinese Renminbi that can be exchanged for one U.S. Dollar, as reported on Bloomberg page “BFIX”, or any successor page, at 3:00 p.m., Tokyo time, rounded to four decimal places.
Initial Spot Rate	The Spot Rate on the Pricing Date, as determined by the Calculation Agent in its sole discretion.
Final Spot Rate	The Spot Rate on the Final Valuation Date, as determined by the Calculation Agent in its sole discretion.
Pricing Date	October < >, 2014
Trade Date	October < >, 2014
Original Issue Date	October < >, 2014
Final Valuation Date	October < >, 2015
Maturity Date	October < >, 2015
CUSIP/ISIN	40433BQE1/US40433BQE10

* As more fully described on page FWP-4.

The Securities

The securities are designed for investors who believe that the Reference Currency will appreciate in value against the U.S. dollar over their term. If the Reference Currency appreciates over the term of the securities, you will realize at least a 450% (4.5x) (to be determined on the Pricing Date) of that appreciation. If the Reference Currency depreciates as compared to the Initial Spot Rate, you will lose 5% of your investment and receive $950 per security.

The offering period for the securities is through October < >, 2015

FWP-2

Payoff Example

The table at the right shows the hypothetical payout profile of an investment in the securities assuming a 450% (4.5x) Upside Participation Rate (the actual Upside Participation Rate will be determined on the Pricing Date and will not be less than 450%).

Historical Performance of the Reference Currency

The following graph sets forth the historical performance of the Reference Currency based on exchange rates of the Reference Currency relative to the U.S. Dollar from August 23, 2010, the date when the exchange rate for the Reference Currency became available, through September 26, 2014. The USDCNH exchange rate on September 26, 2014 was 6.1459. We obtained the exchange rates below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return.

The historical exchange rates should not be taken as an indication of its future performance, and no assurance can be given as to the Spot Rate on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Currency will result in any positive return of your investment. The exchange rates in the graph below were the rates reported by the Bloomberg Professional® service and may not be indicative of the Reference Currency performance using the Spot Rates of the Reference Currency that would be derived from the applicable page set forth above that will be used to calculate the Reference Currency Return.

Source: Bloomberg Professional® service

FWP-3

HSBC USA Inc. Leveraged Participation Securities

Linked to the Performance of the Deliverable Chinese Renminbi Relative to the U.S. Dollar

This free writing prospectus relates to an offering of Leveraged Participation Securities. The securities will have the terms described in this free writing prospectus and the accompanying prospectus supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should be willing to forgo interest payments during the term of the securities and, if the Reference Currency Return is negative, lose 5% of your principal.

This free writing prospectus relates to an offering of securities linked to the performance of the Deliverable Chinese Renminbi relative to the U.S. Dollar. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Currency, as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.

Principal Amount:	$1,000 per security

Reference Currency:	The Deliverable Chinese Renminbi relative to the U.S. Dollar (“USDCNH”)

Trade Date:	October < >, 2014

Pricing Date:	October < >, 2014

Original Issue Date:	October < >, 2014

Final Valuation Date:	October < >, 2014, subject to adjustment as described below.

Maturity Date:	October < >, 2014, subject to further adjustment as described below under “Unavailability of the Spot Rate; Market Disruption Events.”

Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.

Reference Currency Return:	The quotient, expressed as a percentage, calculated as follows: Initial Spot Rate – Final Spot Rate Initial Spot Rate

Final Settlement Value:

If the Reference Currency Return is greater than or equal to zero, you will receive:

$1,000 + [$1,000 × (Reference Currency Return × Upside Participation Rate)].

If the Reference Currency Return is less than zero, you will receive $950.

This means that if the Reference Currency Return is negative, you will lose 5% of your investment.

Upside Participation Rate:	At least 450% (to be determined on the Pricing Date).

Spot Rate:	The Spot Rate for the Deliverable Chinese Renminbi on each date of calculation will be the U.S. Dollar/Deliverable Chinese Renminbi exchange rate, expressed as the number of Deliverable Chinese Renminbi that can be exchanged for one U.S. Dollar, as reported on Bloomberg page “BFIX”, or any successor page, at 3:00 p.m., Tokyo time, rounded to four decimal places. The Spot Rate is subject to the provisions set forth under “Unavailability of the Spot Rate; Market Disruption Events” below.

Initial Spot Rate:	The Spot Rate on the Pricing Date, as determined by the Calculation Agent in its sole discretion.

Final Spot Rate:	The Spot Rate on the Final Valuation Date, as determined by the Calculation Agent in its sole discretion.

Estimated Initial Value:	The Estimated Initial Value of the securities will be less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See “Risk Factors — The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.”

Form of Securities:	Book-Entry

Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

CUSIP/ISIN	40433BQE1/US40433BQE10

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

FWP-4

GENERAL

This free writing prospectus relates to a single offering of securities linked to the Reference Currency. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Currency, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Currency or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement and prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-7 of this free writing prospectus and page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

}	The Prospectus Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

}	The Prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

FWP-5

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Currency Return is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + [$1,000 × (Reference Currency Return × Upside Participation Rate)].

If the Reference Currency Return is less than zero, you will receive a cash payment of $950 per $1,000 Principal Amount of securities on the Maturity Date.

Under these circumstances, you will lose 5% of the Principal Amount of your securities if the Reference Currency Return is less than zero. For example, if the Reference Currency Return is -3%, you will suffer a 5% loss and receive 95% of the Principal Amount, subject to the credit risk of HSBC. You should be aware that if the Reference Currency Return is less than zero, you will lose 5% of your investment.

Interest

The securities will not pay interest.

Business Day

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the securities on a day that would otherwise be a “business day” but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

FWP-6

INVESTOR SUITABILITY

The securities may be suitable for you if:

}	You seek an investment with an enhanced return linked to the potential positive performance of the Reference Currency and you believe the value of the Reference Currency will increase over the term of the securities.

}	You are willing to lose 5% of your principal when the Reference Currency Return is less than 0%.

}	You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

}	You do not seek current income from your investment.

}	You do not seek an investment for which there is an active secondary market.

}	You are willing to hold the securities to maturity.

}	You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

}	You believe the Reference Currency Return will be negative or that the Reference Currency Return will not be sufficiently positive to provide you with your desired return.

}	You are unwilling to lose 5% of your principal when the Reference Currency Return is less than 0%.

}	You seek an investment that provides full return of principal.

}	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

}	You seek current income from your investment.

}	You seek an investment for which there will be an active secondary market.

}	You are unable or unwilling to hold the securities to maturity.

}	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-3 in the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly in the Reference Currency. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

The securities do not guarantee full return of principal. If the Reference Currency Return is less than 0%, your Payment at Maturity will be $950 per security. You will lose 5% of your investment at maturity even if the value of the Reference Currency decreases by less than 5%.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

Currency markets may be volatile.

Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the Reference Currency on the Final Valuation Date, and therefore, the value of your securities.

Legal and regulatory risks.

Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Reference Currency and, consequently, the value of the securities.

FWP-7

If the liquidity of the Reference Currency is limited, the value of the securities would likely be impaired.

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of the Reference Currency on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate, and therefore, on the return of your securities. Limited liquidity relating to the Reference Currency may also result in HSBC USA Inc. or one of its affiliates, as Calculation Agent, being unable to determine the Reference Currency Return using its normal means. The resulting discretion by the Calculation Agent in determining the Reference Currency Return could, in turn, result in potential conflicts of interest.

We have no control over the exchange rate between the Reference Currency and the U.S. Dollar.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time, governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the securities which are affected by the exchange rate between the Reference Currency and the U.S. Dollar.

The securities are exposed to a single emerging markets currency and therefore expose you to significant non-diversified currency risk.

An investment in the securities is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the Deliverable Chinese Renminbi, relative to the U.S. dollar. As an emerging markets currency, the Reference Currency is subject to an increased risk of significant adverse fluctuations in value. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the securities.

The securities are subject to emerging markets’ political and economic risks.

The Reference Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Reference Currency, and, consequently, the return on the securities.

The securities are subject to currency exchange risk.

Foreign currency exchange rates vary over time, and may vary considerably during the term of the securities. The relative values of the U.S. Dollar and the Reference Currency are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments in the United States and China between each country and its major trading partners; and

•	the extent of governmental surplus or deficit in the United States and China.

Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by the United States, China, and those of other countries important to international trade and finance.

Risks associated with the USDCNH.

The USDCNH has historically been somewhat similar to the U.S. dollar exchange rate for Chinese Renminbi deliverable onshore in the People’s Republic of China (the “USDCNY”), and will to a certain extent tend to track the level of the USDCNY. The USDCNY is managed by the Chinese government, and may be influenced by political or economic developments in the People’s Republic of China or elsewhere and by macroeconomic factors and speculative actions. From 1994 to 2005, the Chinese government used a managed

FWP-8

floating exchange rate system, under which the People’s Bank of China (the “People’s Bank”) allowed the USDCNY to float within a very narrow band around the central exchange rate published daily by the People’s Bank. In July 2005, the People’s Bank revalued the Renminbi by 2% and announced that in the future it would set the value of the Renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. In addition, the People’s Bank announced that the reference basket of currencies used to set the value of the Renminbi would be based on a daily poll of onshore market dealers and other undisclosed factors. Movements in the USDCNY within the narrow band established by the People’s Bank result from the supply of, and the demand for, the USDCNY and fluctuations in the reference basket of currencies.

To the extent that management of the Renminbi by the People’s Bank has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government’s management of the USDCNY could result in significant movement in the value of the USDCNH. The People’s Republic of China may regulate the USDCNH, or the delivery of Renminbi in Hong Kong, in a manner that is adverse to your interest in the securities. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the People’s Republic of China and the United States, including capital control measures and economic and political developments in other countries.

The securities are linked to the USDCNH exchange rate, and not the USDCNY exchange rate.

CNH represents the Deliverable Chinese Renminbi, as traded and delivered in the Hong Kong market. The USDCNH exchange rate has at times differed, and may continue to differ, from the USDCNY exchange rate. Accordingly, the return on the securities may be less than the potential returns on a security with similar terms linked to the USDCNY exchange rate. In addition, historical information about the USDCNH exchange rate is only available since August 23, 2010; accordingly, less information about its performance is available to help enable you to make your investment decision, as compared to the USDCNY exchange rate. CNH has historically not been as liquid as CNY, and if that illiquidity continues, or if the USDCNH exchange rate does not continue to serve as a benchmark for the performance of the Deliverable Chinese Renminbi, your return on the securities may be adversely affected.

The amount payable on the securities is not linked to the value of the Reference Currency at any time other than on the Final Valuation Date.

The Final Spot Rate will be based on the Spot Rate on the Final Valuation Date, subject to postponement for unavailability of a Spot Rate and certain market disruption events. Even if the value of the Reference Currency appreciates (that is, the Reference Currency strengthens against the U.S. Dollar) prior to the Final Valuation Date but then decreases (that is, the Reference Currency weakens against the U.S. Dollar) on the Final Valuation Date to a value that is less than the Initial Spot Rate, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Reference Currency prior to such decrease. Although the actual value of the Reference Currency relative to the U.S. Dollar on the stated Maturity Date or at other times during the term of the securities may be higher than its value on the Pricing Date, the Payment at Maturity will be based solely on the Spot Rates of the Reference Currency on the Final Valuation Date.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

We or our affiliates may provide potentially inconsistent research, opinions or recommendations.

HSBC or its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the exchange rate between the Reference Currency and the U.S. Dollar, and therefore, the market value of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we

FWP-9

were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Currency and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately six months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as Calculation Agent and hedging its obligations under the securities. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the securities. Although the Calculation Agent will make all determinations and take all actions in relation to the securities in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your securities. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the securities in taking any corporate actions or other actions, including the determination of the Spot Rate, that might affect the value of the Reference Currency and your securities.

Historical performance of the Reference Currency should not be taken as an indication of its future performance during the term of the securities.

It is impossible to predict whether the Spot Rate for the Reference Currency will rise or fall. The Spot Rate will be influenced by complex and interrelated political, economic, financial and other factors.

FWP-10

Market disruptions may adversely affect your return.

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from valuing the Reference Currency or determining the Reference Currency Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the securities. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Reference Currency. If the Calculation Agent, in its sole discretion, determines that any of these events occurs, the Calculation Agent will determine the Spot Rate and the Reference Currency Return in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your securities. For example, if the source for the Spot Rate is not available on the Final Valuation Date, the Calculation Agent may determine the Spot Rate for that date, and such determination may adversely affect the return on your securities.

Many economic and market factors will impact the value of the securities.

In addition to the Spot Rate of the Reference Currency on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual and expected exchange rates and volatility of the exchange rates between the Reference Currency and the U.S. Dollar;

•	the time to maturity of the securities;

•	interest and yield rates in the market generally and in the markets of the Reference Currency and the U.S. Dollar;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

FWP-11

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Currency relative to its Initial Spot Rate. We cannot predict the Final Spot Rate. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Currency or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the securities for a hypothetical range of Reference Currency Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Securities” as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

}	Principal Amount:	$1,000

}	Hypothetical Initial Spot Rate:	6.0000

}	Hypothetical Upside Participation Rate:	450%

The actual Initial Spot Rate and Upside Participate Rate will be determined on the Pricing Date.

Hypothetical Final Spot Rate	Hypothetical Reference Currency Return	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
0.0000	100.00%	$5,500.00	450.00%
1.2000	80.00%	$4,600.00	360.00%
2.4000	60.00%	$3,700.00	270.00%
3.0000	50.00%	$3,250.00	225.00%
3.6000	40.00%	$2,800.00	180.00%
4.2000	30.00%	$2,350.00	135.00%
4.8000	20.00%	$1,900.00	90.00%
5.4000	10.00%	$1,450.00	45.00%
5.7000	5.00%	$1,225.00	22.50%
6.0000	0.00%	$1,000.00	0.00%
6.1200	-2.00%	$950.00	-5.00%
6.2400	-4.00%	$950.00	-5.00%
6.3000	-5.00%	$950.00	-5.00%
6.6000	-10.00%	$950.00	-5.00%
7.2000	-20.00%	$950.00	-5.00%
7.8000	-30.00%	$950.00	-5.00%
8.4000	-40.00%	$950.00	-5.00%
9.0000	-50.00%	$950.00	-5.00%
9.6000	-60.00%	$950.00	-5.00%
10.8000	-80.00%	$950.00	-5.00%
12.0000	-100.00%	$950.00	-5.00%

FWP-12

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Reference Currency Return is 10.00%.

Reference Currency Return:	10.00%
Final Settlement Value:	$1,450.00

Because the Reference Currency Return is positive, the Final Settlement Value would be $1,450.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + [$1,000 × (Reference Currency Return × Upside Participation Rate)]

= $1,000 + [$1,000 × (10.00% × 450%)]

= $1,450.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Currency Return multiplied by 450% when the Reference Currency Return is positive.

Example 2: The Reference Currency Return is -2.00%.

Reference Currency Return:	-2.00%
Final Settlement Value:	$950.00

Because the Reference Currency Return is less than zero, the Final Settlement Value would be $950.00 per $1,000 Principal Amount of securities.

Example 2 shows that when the Reference Currency Return is less than zero but greater than -5%, your return on the securities will be less than the Reference Currency Return.

Example 3: The Reference Currency Return is -30.00%.

Reference Currency Return:	-30.00%
Final Settlement Value:	$950.00

Because the Reference Currency Return is less than zero, the Final Settlement Value would be $950.00 per $1,000 Principal Amount of securities.

Example 3 shows that you will receive $950 per security even though the Reference Currency Return is below -5%.

FWP-13

HISTORICAL PERFORMANCE OF THE REFERENCE CURRENCY

The following graph sets forth the historical performance of the Reference Currency based on exchange rates of the Reference Currency relative to the U.S. Dollar from August 23, 2010, the date when the exchange rate for the Reference Currency became available, through September 26, 2014. The USDCNH exchange rate on September 26, 2014 was 6.1459. We obtained the exchange rates below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rate on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Currency will result in any positive return of your investment. The exchange rates in the graph below were the rates reported by the Bloomberg Professional® service and may not be indicative of its performance using the Spot Rates of the Reference Currency that will be derived from the applicable page set forth above.

Source: Bloomberg Professional® Service

UNAVAILABILITY OF THE SPOT RATE; MARKET DISRUPTION EVENTS

If the Spot Rate is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate for the Reference Currency shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner.

In addition to the foregoing, the Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents us or our affiliates from properly hedging our obligations under the securities or prevents the Calculation Agent from valuing the Reference Currency in the manner provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Reference Currency. If the Calculation Agent, in its sole discretion, determines that any of these events has occurred or is occurring on the Final Valuation Date, the Calculation Agent may determine the Final Spot Rate in good faith and in a commercially reasonable manner on such date, or, in the discretion of the Calculation Agent, may determine to postpone the Final Valuation Date and the Maturity Date for up to five scheduled trading days, each of which may adversely affect the return on your securities. If the Final Valuation Date has been postponed for five consecutive scheduled trading days and a market disruption event continues on the fifth scheduled trading day, then that fifth scheduled trading day will nevertheless be the Final Valuation Date and the Calculation Agent will determine the Final Spot Rate in good faith and in a commercially reasonable manner on that date.

If the Maturity Date is not a business day, the amounts payable on the securities will be paid on the next following business day and no interest will be paid in respect of such postponement.

FWP-14

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in this free writing prospectus. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Currency Return (including the Final Spot Rate). The accelerated Maturity Date will be the fifth business day following the accelerated Final Valuation Date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-49 in the prospectus supplement.

We expect that delivery of the securities will be made against payment for the securities on or about the Original Issue Date set forth on the cover page of this document, which is expected to be more than three business days following the Trade Date of the securities. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the Trade Date and the following business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

FWP-15

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the securities. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. We intend to treat the securities as contingent short-term debt instruments for U.S. federal income tax purposes and, in the opinion of Morrison & Foerster LLP, special U.S. tax counsel to us, it is reasonable to treat the securities as such.

The following summary assumes that the securities will be treated as contingent short-term debt instruments for U.S. federal income tax purposes. You should be aware, however, that the Internal Revenue Service (“IRS”) is not bound by our characterization of the securities as contingent short-term debt instruments and the IRS could possibly take a different position as to the proper characterization of the securities for U.S. federal income tax purposes. If the securities are not in fact treated as contingent short-term debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, beneficial ownership, and disposition of the securities could differ materially from the treatment discussed below with the result that the timing and character of income, gain, or loss recognized in respect of the securities could differ materially from the timing and character of income, gain, or loss recognized in respect of the securities had the securities in fact been treated as short-term debt instruments for U.S. federal income tax purposes.

You should review the discussion set forth in “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the securities as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Debt Instruments” and the discussion set forth in “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Foreign Currency Notes” in the accompanying prospectus supplement regarding the characterization of any gain or loss realized on the securities.

If you are an initial purchaser of the securities, upon the maturity of your securities you should recognize ordinary income or loss in an amount equal to the difference between the amount you receive with respect to your securities at such time and the amount you paid for your securities. Subject to the discussion in the following paragraph, upon a sale, exchange or other disposition of your securities, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your securities and the amount received by you upon such sale, exchange or other disposition, unless you sell, exchange or dispose of your securities between the Final Valuation Date and the maturity date, in which case it would be reasonable for you to treat any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss. The deductibility of capital losses is subject to limitations.

As set forth in “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Foreign Currency Notes” in the accompanying prospectus supplement, in general, part or all of any gain or loss realized on the sale, exchange or other disposition of the securities may constitute foreign currency exchange gain or loss, which will be treated as ordinary income or loss.

In addition, you should review the discussion set forth in “U.S. Federal Income Tax Considerations Relating to Debt Securities—Tax Consequences to U.S. Holders—Foreign Currency Notes” in the accompanying prospectus and consult your own tax advisor concerning the potential application of the Disclosure Regulations with respect to an investment in the securities and to determine your own tax return disclosure obligations, if any, with respect to an investment in the securities, including any requirement to file IRS Form 8886 as well as any penalties which may be imposed as a result of a failure to comply with the Disclosure Regulations.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the securities.

Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of the securities.

FWP-16

TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$         Leveraged Participation
Securities Linked to the
Performance of the Deliverable
Chinese Renminbi Relative to the
U.S. Dollar

September 30, 2014

FREE WRITING PROSPECTUS

Free Writing Prospectus
General	FWP-5
Payment at Maturity	FWP-6
Investor Suitability	FWP-7
Risk Factors	FWP-7
Illustrative Examples	FWP-12
Historical Performance of the Reference Currency	FWP-14
Unavailability of the Spot Rate; Market Disruption Events	FWP-14
Events of Default and Acceleration	FWP-15
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-15
U.S. Federal Income Tax Considerations	FWP-16

Prospectus Supplement
Risk Factors	S-3
Risks Relating to Our Business	S-3
Risks Relating to All Note Issuances	S-3
Pricing Supplement	S-7
Description of Notes	S-8
Use of Proceeds and Hedging	S-30
Certain ERISA Considerations	S-30
U.S. Federal Income Tax Considerations	S-32
Supplemental Plan of Distribution (Conflicts of Interest)	S-49

Prospectus
About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	3
Description of Preferred Stock	15
Description of Warrants	21
Description of Purchase Contracts	25
Description of Units	28
Book-Entry Procedures	30
Limitations on Issuances in Bearer Form	35
U.S. Federal Income Tax Considerations Relating to Debt Securities	35
Plan of Distribution (Conflicts of Interest)	51
Notice to Canadian Investors	53
Notice to EEA Investors	58
Certain ERISA Matters	59
Legal Opinions	60
Experts	60